UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: March 22, 2012	By:	Signed: /s/ Karen L. Fleming
Name: Karen L. Fleming
Title: Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: March 22, 2012	By:	Signed: /s/ Karen L. Fleming
Name: Karen L. Fleming
Title: Corporate Secretary

CANADIAN PACIFIC FILES MANAGEMENT PROXY CIRCULAR FOR MAY 17

ANNUAL MEETING

Executing a Successful, Value-Enhancing Plan

Board Has Experience to Oversee Execution of Multi-Year Plan

and Holds Management Accountable for its Success

Initiates Use of Universal Proxy and Includes Pershing Square’s William Ackman as a Recommended CP Director Nominee

CALGARY (AB)—Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today filed the Company’s management proxy circular with the Canadian securities regulatory authorities on SEDAR. The management proxy circular includes a letter from John E. Cleghorn, Chairman of the Board, inviting shareholders to attend the Company’s annual meeting, which will be held on May 17, 2012. The management proxy circular will be available on the SEDAR website at www.sedar.com, the EDGAR website at www.sec.gov and at www.CPonTrack.com.

The full text of the letter is below:

March 22, 2012

Dear Fellow Shareholder,

I am pleased to invite you to attend the annual meeting of shareholders of Canadian Pacific Railway Limited to be held at the Sheraton Suites Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta on Thursday, May 17, 2012, at 8:00 a.m. local time.

The upcoming annual meeting is one of the most important in Canadian Pacific’s history. You will be asked to make a very important decision that will have a significant impact on the future of our company. You will be asked to choose between the continued careful and focused execution of our value-generating Multi-Year Plan unanimously endorsed by your Board, or the risk and uncertainty of the proposal put forth by Pershing Square.

Canadian Pacific is delivering value to our shareholders by aggressively and successfully executing our Multi-Year Plan. Canadian Pacific’s Multi-Year Plan includes an ambitious but achievable operating ratio target of between 70 and 72 for 2014 that will drive substantial shareholder value. We believe that the continued successful execution of Canadian Pacific’s Multi-Year Plan will deliver further improvements to our operating ratio, with a target of between 68.5 and 70.5 for 2016. The Multi-Year Plan is already yielding results in the form of record operating metrics for the fourth quarter of 2011 and in 2012 to date. We expect these improved metrics to translate into improved financial results beginning in the first quarter of 2012.

The Board and Canadian Pacific have sought meaningful engagement with Pershing Square and have attempted to foster a constructive dialogue. Members of the Board and management team of Canadian Pacific met with Pershing Square within days of Pershing Square’s first disclosure of its holding in Canadian Pacific and a number of meetings and conversations took place over the following weeks. As a result of these meetings, an invitation was extended to Mr. William A. Ackman, Chief Executive Officer of Pershing Square, to join the Board so that a constructive Board-level dialogue based on all the relevant facts and information could take place. The invitation to Mr. Ackman remains open and, in that regard, Canadian Pacific has included him as one of the nominee directors that we recommend to Canadian Pacific shareholders.

The Board of Directors unanimously supports Fred Green, our President and CEO, and the Canadian Pacific management team, and endorses management’s Multi-Year Plan. We urge you to vote FOR continued shareholder value creation and FOR the nominees proposed by the Board by voting on the enclosed WHITE proxy today. As outlined in detail in the Management Proxy Circular:

—	Canadian Pacific is Aggressively Executing a Successful, Value-Enhancing Plan

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Canadian Pacific’s Multi-Year Plan includes an ambitious but achievable operating ratio target of between 70 and 72 for 2014 that will drive substantial shareholder value and Canadian Pacific believes that the continued successful execution of the Multi-Year Plan will deliver further improvements to its operating ratio with a target of between 68.5 and 70.5 for 2016.

¡	The successful execution of the Multi-Year Plan is already yielding record operating results and has significant momentum.

¡	The Multi-Year Plan is being executed by a strong management team under the oversight of the Board.

¡

The Multi-Year Plan has been reviewed and assessed by Oliver Wyman (part of Marsh & McLennan Companies), highly qualified, independent railroad industry experts retained by the Board, which has concluded that, based upon the assumptions set out in the Management Proxy Circular and the continued successful execution of the Multi-Year Plan by management, an operating ratio of between 70 and 72 for 2014 is within a reasonable range of achievement.

—	Canadian Pacific’s Board Has the Required Expertise and Experience to Oversee Execution of the Multi-Year Plan and Hold Management Accountable for its Success

¡	The Board has significant breadth and depth of expertise, including in the railroad and complementary industries, with a recognized commitment to the highest standards of corporate governance.

¡	Pershing Square’s nominees who accompany Mr. Ackman have no evident railroad industry experience and add no other complementary industry experience.

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The Board has engaged with Mr. Ackman and maintains an open invitation for him to join the Board, an invitation which Mr. Ackman has so far declined. Instead, Pershing Square has launched an unnecessary and costly proxy contest.

The Board strongly disagrees with Pershing Square’s demand that Canadian Pacific replace its CEO with Hunter Harrison. The Board believes that Mr. Harrison is not the right leader for Canadian Pacific. Furthermore, Pershing Square has presented no credible, detailed plan to support its assertions about reducing Canadian Pacific’s operating ratio. The approach advocated by Pershing Square and its nominees, none of whom has any operational or related experience with Class I railroads, risks moving Canadian Pacific in the wrong direction by seriously delaying and disrupting our progress in executing the Multi-Year Plan, thereby negatively impacting shareholder value. In the Management Proxy Circular, the Board provides detailed reasons for its opposition to Pershing Square’s proposal, specifically:

—	Pershing Square’s Proposal is Ill-Conceived and Introduces Unwarranted Risk to Shareholder Value

¡	Pershing Square has demonstrated a lack of understanding of Canadian Pacific’s business.

¡	Pershing Square has disclosed no specific plan to achieve its stated operating ratio targets.

¡	Pershing Square’s operating ratio targets for Canadian Pacific are unrealistic and lack credibility.

¡	The only stated goal of Pershing Square is to install Mr. Harrison as President and CEO, who the Board believes is not the right leader for Canadian Pacific.

¡	Installing Mr. Harrison as President and CEO would, by his own admission, seriously delay and disrupt Canadian Pacific’s progress in executing the Multi-Year Plan.

We look forward to seeing you at the meeting and to having the opportunity to answer your questions, but if you cannot attend, it is important that your shares be represented. Whether or not you plan to attend the annual meeting, we urge you to read the Management Proxy Circular carefully and to VOTE FOR the Canadian Pacific nominees by using the enclosed WHITE proxy and NOT to vote for Pershing Square’s other director nominees or return any proxy card sent to you by Pershing Square. As Canadian Pacific is using a “universal” proxy containing all of the Canadian Pacific nominees as well as the other nominees proposed by Pershing Square, there is no need to use any other proxy regardless of how you propose to vote.

You may vote for Canadian Pacific’s nominees in accordance with the instructions provided on the WHITE proxy, by telephone or internet, or by signing, dating, and returning the enclosed WHITE proxy in the postage-paid envelope provided. Only your last-dated proxy will count—any proxy may be revoked at any time prior to its exercise at the annual meeting as described in the Management Proxy Circular.

For those shareholders not able to attend in person, you can log onto our website at www.cpr.ca before the meeting to listen to a live audio webcast of the proceedings. If you have any questions, please contact MacKenzie Partners, Inc. or Georgeson, which are assisting us in connection with this year’s annual meeting, at 1-800-322-2885 or at 1-866-374-9187, respectively. You can also visit www.CPonTrack.com for more information about CP, our team and our value-generating Multi-Year Plan.

On behalf of the Board and management, we would like to thank you for your continued support of Canadian Pacific.

Yours truly,

/s/

John E. Cleghorn

Chairman of the Board

Note on Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies. This forward looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions information and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects;

currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.CPonTrack.com and see how Canadian Pacific is further driving shareholder value.

Contacts:

Media

Ed Greenberg

Tel.: 612-849-4717

24/7 Media Pager: 855-242-3674

email: Ed_greenberg@cpr.ca

Investment Community

Janet Weiss

Tel.: 403-319-3591

email: investor@cpr.ca

Joele Frank, Wilkinson Brimmer Katcher

Joele Frank / Tim Lynch / Jed Repko

Tel.: 212-355-4449

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